DATE: 15 August, 2007

TRADING SYMBOLS;

TORONTO AND OSLO - CRU

FRANKFURT - KNC

OTC, BB, OTHER – CRUGF

N E W S   R E L E A S E

Financial Results for the Quarter and Six Months Ended June 30, 2007

LONDON, United Kingdom, August 15, 2007 - Crew Gold Corporation (“Crew” or “the Company”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB-OTHER: CRUGF.PK)

QUARTER HIGHLIGHTS

•

Overview

▪

Continued commissioning of Lefa and  completed commissioning of Nugget Pond

▪

Quarterly production of 48,365 oz (Q1 2007 – 12,912 oz)

•

Results

▪

EBITDA of $40.8 million / 9 cents per share (quarter ended June 30, 2006 – negative $4.2 million) primarily due to the divestiture of shares of Crew Minerals

▪

Net profit of $26.8 million / 6 cents per share (quarter ended June 30, 2006 – net loss of $25.8 million)

•

Lefa

-

24,412 oz produced in the quarter (up from 10,637 oz produced in Q1 2007)

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Upgrade of plant and commissioning progressing

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Completed design of the plant expansion project

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Commenced ordering new equipment for plant expansion

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Continued encouraging drilling results both regionally and near mine, further supporting the plant expansion project

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Commenced scoping study for near term mining of Siguirini deposit

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Interim resource and reserve report from Banora and Siguirini to be released in Q3

•

Masara

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Second MPSA for the project received on June 25th completing the planned concession acquisition

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Phase 1 pilot plant at Masara operating on development ore

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Infrastructure development and ore development progressing,

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Design of Phase 2 plant expansion continued throughout the quarter

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Continued positive drilling and sample results

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Review of expanded plant and tailings dam construction to allow for future copper porphyry production in progress

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Continued focus on adding further tenements around the existing  mining operations and consolidating a larger long term gold and copper porphyry potential

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Year end reserve and resource update for 2007 to be complete in Q1 2008

•

Nalunaq Gold Mine and Nugget Pond Processing Facility

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Record quarterly production of 21,697 oz

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Nugget Pond facility continuing to operate at above design capacity with excellent recoveries

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Nalunaq ore production rate continues near target of 500 tons per day

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Year end reserve and resource update for 2007 scheduled to be complete in Q1 2008

•

Outlook

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Continued production growth over the next 6 quarters

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Investment in resource and reserve expansion to continue

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Completion of capacity increase  and production ramp up at Lefa anticipated by the end of Q1 2008

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Continued focus on securing new strategic land claims

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Securing of adequate working capital for commissioning of Lefa and Masara and completion of Lefa expansion.

OVERVIEW

Crew is an international mining company focused on identifying, acquiring and developing gold resource projects worldwide.

Our stated objective is to become a significant mid-tier gold producer.  We believe we have the assets in place and under development to achieve our strategic objective of an annual production rate in excess of 500,000 ounces per year in the near term increasing ultimately to +700,000 ounces.

Annualised production rates anticipated to be achieved following successful commissioning based on current resource definitions are:

•

Lefa

380,000 – 420,000 ounces

•

Masara

85,000 – 180,000 ounces

•

Nalunaq

80,000 – 100,000 ounces

Results

Net profit increased significantly for the quarter. This was, to a great extent, as a result of the successful listing of Crew Minerals ASA (“CMASA”) which realised hidden balance sheet values, and subsequent gains on the sale of 24.6 million shares in CMASA during the quarter.

Crew has, over the last 5 years, systematically refined and developed its gold project portfolio by investing in high quality projects. The financing of the company’s growth has, in part, been achieved through the acquisition and sale, or part sale, of non-strategic assets such as Hwini Butre, Seqi, Barberton and CMASA. All of these disposals have been completed profitably.

Operating revenues and costs at both the Lefa and Masara operations continue to be capitalised as these two operations have not attained commercial production status.

For the three month period ended June 30, 2007, Crew reported an EBITDA of $40.8 million (three months ended June 30, 2006 – EBITDA of negative $4.2 million). Significant components of EBITDA for the current quarter are the net gain on the sale of Crew Minerals shares of $44.7 million, positive results of operations at Nalunaq / Nugget Pond of $1.4 million and corporate costs of $5.3 million.

Net profit for the three months ended June 30, 2007 was $26.8 million (three months ended June 30, 2006 – net loss of $25.8 million).

Crew produced 48,365 ounces of gold during the three months ended June 30, 2007 (three months ended June 30, 2006 – 11,103 ounces). Gold sold during the period was 45,663 ounces (three months ended June 30, 2006 – 9,129 ounces).

For the six month period ended June 30, 2007, Crew reported an EBITDA of $35.8 million (six months ended June 30, 2006 – negative EBITDA of $2.9 million). Significant components of EBITDA for the current six month period are the net gain on the sale of Crew Minerals shares of $44.7 million and net corporate costs of $8.9 million.

Net profit for the six months ended June 30, 2007 was $7.7 million (six months ended June 30, 2006 – net loss of $36.8 million).

Gold produced and sold by the Group in the six months ended June 30, 2007 were 61,276 ounces and 54,499 ounces respectively.

As a result of the reduction in the holdings of CMASA shares during the quarter, to below 50% of the outstanding shares, the Company has ceased to consolidate, for accounting purposes, the assets and liabilities of CMASA. There is no impact on the results of operations for the period, however the comparative figures at December 31, 2006 include the assets and liabilities of CMASA and therefore are not directly comparable to the current period figures.

For full results, please see attached http://www.crewdev.com/pdf/q2f2007_pr_final.pdf

If the link does not open, please cut and paste the link into the URL address or go to the Crew website at www.crewdev.com .

Jan A Vestrum

President and CEO